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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                        Advanced Technologies Group, Ltd.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  00760V 10 1
                                 --------------
                                 (CUSIP Number)


                                   Stan Mashov
                 40 Exchange Place 15th Floor New York, NY 10005
                                 (212) 624-1940
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 00760V 10 1                                          Page 2 of 5 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stan Mashov
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    USA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     777,778 (Not as yet issued)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       777,778
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    777,778
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 00760V 10 1                                          Page 3 of 5 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

The equity securities are Common Stock. The name and address of the executive offices of the issuer is:

                40 Exchange Place, 15th Floor New York, NY 10005

ITEM 2. IDENTITY AND BACKGROUND

(a)  Stan Mashov

(b)  Business address is: 40 Exchange Place, 15th Floor New York, NY 10005

(c)  Vice President and Chief Technology Officer of the issuer

(d) During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 17, 2001 an Agreement and Plan of Reorganization was executed between Seventhcai, Inc. and FX3000, Inc. wherein 100% of the shares of FX3000, Inc were acquired for 7,354,997 shares of Seventhcai. The name of the acquiring company was then changed to Advanced Technologies Group, Ltd. The reporting person will receive his shares on a stock for stock basis in the exchange. The 8-K setting forth the transaction was filed on March 14, 2001.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 00760V 10 1                                          Page 4 of 5 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

(a) The reporting person has no plans, which relate or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer other than in the ordinary course of business such as, acquisitions and the raising of capital.

(b) The reporting person had no plans for an extraordinary transaction when it received its stock.

(c) There has not been nor is there now a plan or proposal to transfer a material amount of the assets of the issuer. It does not have a subsidiary.

(d)  There is no plan to change the present board of directors at this time.

(e)  There is no plan to materially change the capitalization of the issuer.

(f) No other material changes are anticipated other than the normal business acquisitions to satisfy the issuer's plan of operation.

(g) There are no changes or anticipated changes, which may impede the acquisition of control of the issuer by any person.

(h) There are no plans or proposals, which may result in a class of securities from being delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) There are no plans or proposals, which may result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) There are no plans or proposals, which may result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to any activity as, enumerated (a) through (b).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Number of Shares. 777,778 common shares percentage of class is 10.5%. The reporting person has no right to any further shares.

(b) The reporting person has the sole power to vote the above mentioned shares. There is no shared power to vote.

(c) There are no transactions in the class of securities reported on that were effected during the past 60 days. There have been no other Schedule 13D filings.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The reporting person has not ceased to be the beneficial owner of more than 5% of the class of securities.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 00760V 10 1                                          Page 5 of 5 Pages
---------------------                                          -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 11, 2001                                 /s/ Stan Mashov
-----------------------                       ----------------------------------
Date                                          Signature

                                              Stan Mashov
                                              ----------------------------------
                                              Name

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)